As filed with the Securities and Exchange Commission on June 23, 2006

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPECTRUM BRANDS, INC.

(Exact name of registrant as specified in its charter)

WISCONSIN	22-2423556
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

SIX CONCOURSE PARKWAY, SUITE 3300 ATLANTA, GEORGIA 30328 (770) 829-6200	JAMES T. LUCKE, ESQ. SIX CONCOURSE PARKWAY, SUITE 3300 ATLANTA, GEORGIA 30328 (770) 829-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

MARGARET A. BROWN, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108

(617) 573-4800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times as the selling shareholders shall determine after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE
Common Stock, par value $.01 per share	13,750,000	$12.11	$166,512,500	$17,816.84

(1)	All of the shares of Spectrum Brands, Inc. common stock, par value $0.01 per share, (the “Common Stock”) offered hereby are being offered for the account of selling shareholders, who acquired the shares in connection with the registrant’s acquisition of United Industries Corporation on February 7, 2005. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares being registered hereunder include such indeterminate number of shares of Common Stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The price per unit and aggregate offering price are based on the average of the high and low prices of the registrant’s Common Stock, as reported on the New York Stock Exchange, on June 21, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JUNE 23, 2006

PRELIMINARY PROSPECTUS

SPECTRUM BRANDS, INC.

13,750,000 SHARES

COMMON STOCK

This prospectus relates to the resale of 13,750,000 shares of our Common Stock by the selling shareholders listed in the section entitled “Selling Shareholders” beginning on page 11 of this prospectus. The shares of Common Stock offered under this prospectus were issued in connection with our acquisition of United Industries Corporation on February 7, 2005. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.

The shares of Common Stock offered under this prospectus may be offered or sold by the selling shareholders from time to time directly to purchasers or through agents, underwriters, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See “Plan of Distribution.” If required, the names of any such agents, underwriters, brokers or dealers involved in the sale of the shares in respect of which this prospectus is being delivered and the applicable agent’s commission, broker’s or dealer’s purchase price or underwriter’s discount, if any, will be set forth in an accompanying supplement to this prospectus. The selling shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of shares. See “Use of Proceeds.”

Our Common Stock is traded on the New York Stock Exchange under the symbol “SPC.” On June 22, 2006, the last reported sale price of our Common Stock was $12.29 per share.

An investment in these securities entails certain material risks and uncertainties that should be considered. You should read this prospectus, particularly the section entitled “ Risk Factors” beginning on page 3 of this prospectus, and any supplement, carefully before investing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholders named herein may offer and sell up to 13,750,000 shares of our Common Stock that they own. This prospectus provides you with a general description of the Common Stock that the selling shareholders may offer. You should read this prospectus together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither the selling shareholders nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling shareholders nor we are making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus, or the information we previously filed with the SEC that we incorporate by reference in this prospectus, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made or implied certain forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus. All statements, other than statements of historical facts included in this prospectus, including the statements regarding our business strategy, future operations, financial position, estimated revenues, projected costs, projected synergies, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used in this prospectus, the words “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “could,” “will,” “should,” “may” and similar expressions are also intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Since these forward-looking statements are based upon current expectations of future events and projections and are subject to a number of risks and uncertainties, many of which are beyond our control, actual results or outcomes may differ materially from those expressed or implied herein, and you should not place undue reliance on these statements. Important factors that could cause our actual results to differ materially from those expressed or implied herein include, without limitation:

•	competitive promotional activity or spending by competitors or price reductions by competitors;

•	the loss of, or a significant reduction in, sales to a significant retail customer;

•	the impact of fluctuations in the cost of raw materials;

•	difficulties or delays in the integration of operations of acquired businesses and our ability to achieve anticipated synergies and efficiencies with respect to those acquisitions;

•	interest rate and exchange rate fluctuations;

•	the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands;

•	the effects of general economic conditions, including inflation, labor costs and stock market volatility or changes in trade, monetary or fiscal policies in the countries where we do business;

•	our ability to develop and successfully introduce new products, protect our intellectual property and avoid infringing the intellectual property of third parties;

•	our ability to successfully implement, achieve and sustain manufacturing and distribution cost efficiencies and improvements, and fully realize anticipated cost savings;

•	the impact of unusual items resulting from the implementation of new business strategies, acquisitions and divestitures or current and proposed restructuring activities;

•	the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health and consumer protection regulations);

•	public perception regarding the safety of our products, including the potential for environmental liabilities, product liability claims, litigation and other claims;

•	changes in accounting policies applicable to our business;

•	government regulations;

•	the seasonal nature of sales of our products;

•	weather conditions, primarily during the peak lawn and garden season; and

•	the effects of political or economic conditions, terrorist attacks, acts of war or other unrest in international markets.

Some of the above-mentioned factors are described in further detail in the section entitled “Risk Factors” beginning on page 3. You should assume the information appearing in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, as our business, financial condition, results of operations and prospects may have changed since that date. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statement.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Except where the context otherwise requires, the terms “we,” “us” or “our” refer to Spectrum Brands, Inc. and its subsidiaries.

The Company

Spectrum Brands, Inc. and its subsidiaries (the “Company”) is a global branded consumer products company with leading market positions in seven major product categories: consumer batteries; lawn and garden; pet supplies; electric shaving and grooming; household insect control; electric personal care products; and portable lighting. We are a leading worldwide manufacturer and marketer of alkaline, zinc carbon and hearing aid batteries, as well as aquariums and aquatic health supplies and a leading worldwide designer and marketer of rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. We are also a leading North American manufacturer and marketer of lawn fertilizers, herbicides, pet supplies and specialty food products, and insecticides and repellents.

We sell our products in approximately 120 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers. We enjoy strong name recognition in our markets under the Ravovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Spectracide, Cutter, Tetra, 8-in-1 and various other brands. We have manufacturing and product development facilities located in the United States, Europe, China and Latin America. We manufacture alkaline and zinc carbon batteries, zinc air hearing aid batteries, lawn fertilizers, herbicides, pet supplies and specialty food products and insecticides and repellents in our company operated manufacturing facilities. Substantially all of our rechargeable batteries and chargers, electric shaving and grooming products, electric personal care products and portable lighting products are manufactured by third party suppliers, primarily located in Asia.

Effective May 2, 2005, we changed our corporate name from Rayovac Corporation to Spectrum Brands, Inc. While, in this registration statement, unless specified otherwise or the context requires, “Spectrum” and “Rayovac” both refer to the Company, Rayovac may be used to refer to the Company in relation to periods prior to the name change.

We are a Wisconsin corporation. Our principal executive offices are located at Six Concourse Parkway, Suite 3300, Atlanta, Georgia 30328. Our telephone number at that location is (770) 829-6200.

Acquisition of United

On February 7, 2005, we completed the acquisition of all of the outstanding equity interests of United Industries Corporation (“United”), a privately held company incorporated under the laws of the state of Delaware, pursuant to the terms of the Agreement and Plan of Merger by and among the Company, Lindbergh Corporation and United dated as of January 3, 2005 (the “Merger Agreement”). The purchase price consisted of cash consideration of approximately $1.05 billion and 13.75 million shares of our Common Stock valued at approximately $439 million.

Pursuant to the terms of the Registration Rights Agreement by and among the Company, United and certain shareholders of United dated as of February 7, 2005 (the “Registration Rights Agreement”), the Company is required to file a registration statement covering the possible resale of the shares of our Common Stock issued to the selling shareholders.

All of the shares that may be offered under this prospectus were issued by us to the selling shareholders named herein in connection with our acquisition of United. These shares will be offered on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), subject to the restrictions contained in the Registration Rights Agreement. The restrictions in the Registration Rights Agreement prohibit, prior to August 7, 2006, any selling shareholder from selling, assigning, conveying, exchanging, pledging, hypothecating, gifting, disposing of or otherwise parting with shares representing more than 50%, in the aggregate, of the shares of our Common Stock issued to such selling shareholder in connection with our acquisition of United. As a result, once the registration statement, of which this prospectus forms a part, is declared effective by the SEC, 6,875,000 of the 13,750,000 shares that may be resold under this prospectus by the selling shareholders named in this prospectus will be freely tradeable without restriction and, beginning on August 7, 2006, the remaining 6,875,000 shares will be freely tradeable without restriction.

THE OFFERING

Common stock that may be offered by selling shareholders	13,750,000 shares

Common stock to be outstanding after this offering	51,795,667 shares*

Use of proceeds	We will not receive any proceeds.

Selling Shareholders	See “Selling Shareholders” for information concerning the shareholders who may sell shares of our Common Stock pursuant to this prospectus.

Plan of Distribution	The selling shareholders may offer and sell our Common Stock covered by this prospectus from time to time through the NYSE, the over-the-counter market, or otherwise, directly to purchasers, or through underwriters, brokers, dealers, or agents.

New York Stock Exchange symbol	SPC

Risk factors	See “Risk Factors” and the other information included and incorporated by reference in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our Common Stock.

*	The number of shares to be outstanding after this offering is based on the number of shares outstanding as of May 5, 2006. This number includes the shares that are being registered hereunder.

RISK FACTORS

Investing in our Common Stock involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained in and incorporated by reference into this prospectus and in any other documents to which we refer you in deciding whether to invest in our Common Stock. Any of the following factors could materially and adversely affect our business, financial condition and results of operations and the risks described below are not the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

We participate in very competitive markets and we may not be able to compete successfully.

The markets in which we participate are very competitive. In the consumer battery market, our primary competitors are Duracell (a brand of Procter & Gamble and its Gillette subsidiary), Energizer and Panasonic (a brand of Matsushita). In the lawn and garden and household insect control markets, our principal national competitors are The Scotts Company, Central Garden & Pet Company and S.C. Johnson. In the electric shaving and grooming and electric personal care product markets, our primary competitors are Braun (a brand of Procter & Gamble), Norelco (a brand of Philips), Vidal Sassoon, Revlon and Helen of Troy. In the pet supplies market, our primary competitors are The Hartz Mountain Corporation and Central Garden & Pet Company. In each of our markets, we also compete with numerous other competitors.

We and our competitors compete for consumer acceptance and limited shelf space based upon brand name recognition, perceived quality, price, performance, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies. Our ability to compete in these consumer product markets may be adversely affected by a number of factors, including, but not limited to, the following:

•	We compete against many well established companies that may have substantially greater financial and other resources, including personnel and research and development resources, greater overall market share and fewer regulatory burdens than we do.

•	In some key product lines, our competitors may have lower production costs and higher profit margins than we do, which may enable them to compete more aggressively in offering retail discounts and other promotional incentives.

•	Product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products.

•	Consumer preferences may change to products other than those we market.

Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our profits.

During the past decade, retail sales of the consumer products we market have been increasingly consolidated into a small number of regional and national mass merchandisers and warehouse clubs. This trend towards consolidation is occurring on a worldwide basis. As a result of this consolidation, a significant percentage of our sales are attributable to a very limited group of retailer customers, including Wal-Mart, The Home Depot, Carrefour, Target, Lowe’s, PetSmart, Canadian Tire, PetCo and Gigante. Wal-Mart Stores, Inc., our largest retailer customer, accounted for approximately 19% of our net consolidated sales in fiscal 2005 and in the first six months of fiscal 2006. Our sales generally are made through the use of individual purchase orders, consistent with industry practice. Because of the importance of these key customers, demands for price reductions or promotions by such customers, reductions in their purchases, changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase our products on a “just-in-time” basis. This requires us to shorten our lead-time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories and increase our working capital and related financing requirements. Furthermore, we primarily sell branded products and a move by one of our customers to sell significant quantities of private label products which directly compete with our products could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations and prevent us from fulfilling our obligations under the terms of our indebtedness.

We have, and we will continue to have, a significant amount of indebtedness. As of September 30, 2005 and April 2, 2006, we had total indebtedness of approximately $2.3 billion.

Our substantial indebtedness could have material adverse consequences for our business, including:

•	make it more difficult for us to satisfy our obligations with respect to the terms of our indebtedness;

•	require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

In addition, a portion of our debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

The terms of our indebtedness impose restrictions on us that may affect our ability to successfully operate our business.

The agreement governing our Senior Credit Facilities and the indentures governing our outstanding Senior Subordinated Notes each contain covenants that, among other things, limit our ability to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest. These covenants may also restrict our ability to expand or pursue our business strategies. Our ability to generate cash flow to make payments on and to refinance our debt, and to comply with these covenants may be affected by events beyond our control, such as prevailing economic, financial and competitive conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indentures governing our Senior Subordinated Notes and/or the agreement governing our Senior Credit Facilities. If there were an event of default under the indentures for the notes and/or the agreement governing our Senior Credit Facilities, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay the debt under the Senior Credit Facilities when it becomes due, the lenders under the Senior Credit Facilities could proceed against certain of our assets and capital stock which we have pledged to them as security. If the senior lenders caused all amounts borrowed under these instruments to be due and payable immediately, amounts outstanding under both our 8 1/2% Senior Subordinated Notes due 2013 and 7 3/8% Senior Subordinated Notes due 2015 would be subject to acceleration by action of the trustee under the respective indentures governing those notes or the respective holders of at least 25% in principal amount of the respective notes outstanding. We cannot assure you that our assets or cash flow will be sufficient to repay borrowings under the outstanding debt instruments in the event of a default thereunder.

We cannot assure you that we will be able to comply with our financial covenants and other provisions of our debt instruments in future periods.

Based on anticipated results for the quarter ended April 2, 2006 and concern as to our compliance with certain debt covenants required under our Senior Credit Facilities, we entered into discussions with our senior lenders, and reached agreement on May 9, 2006, to amend the consolidated leverage ratio and consolidated interest coverage ratio covenants effective for the period ended April 2, 2006 and subsequent periods. Under the amendment, the limits imposed by such ratios become more restrictive over time. As a result of this amendment, interest costs on our existing Euro term loan increased by 25 basis points as the spread between the market rate and our rate increased from 2.75% to 3.00%. Interest costs on our existing U.S. Dollar, Canadian Dollar and Euro Tranche B term loans increased by 50 basis points as the spread between the market rate and our rate increased from 2.50% to 3.00%. Interest costs on our existing Revolver increased by 75 basis points as the spread between the market rate and our rate increased from 2.25% to 3.00%. In connection with the amendment, we incurred $3.5 million of fees which are being amortized over the remaining term of the Senior Credit Facilities.

The more restrictive financial covenants and other provisions of our amended Senior Credit Facilities increase the possibility that we could be unable to comply with such covenants and provisions in the future. Failure to comply with the financial covenants and other provisions could materially and adversely affect our ability to finance our future operations or capital needs and could create a default under such instrument and cause all amounts borrowed to become due and payable immediately. In the event of default under the Senior Credit Facilities, the amounts outstanding under our Senior Subordinated Notes would also be subject to acceleration.

We cannot assure you that we will not violate the consolidated leverage ratio and consolidated interest coverage ratio covenants or other covenants under our Senior Credit Facilities in the future. Failure to comply with the terms of the agreement governing our Senior Credit Facilities could also require us to renegotiate or amend our Senior Credit Facilities on even less favorable terms.

An increased number of shares of our Common Stock in the market may adversely impact the market price of our Common Stock.

Sales of large amounts of our Common Stock in the public market could adversely affect the prevailing market price of our Common Stock, even if our business is doing well. Such sales could also impair our ability to raise additional capital through the sale of equity securities. Once the registration statement of which this prospectus forms a part is declared effective by the SEC, 6,875,000 of the 13,750,000 shares that may be resold under this prospectus by the selling shareholders named in this prospectus will be freely tradeable without restriction and, beginning on August 7, 2006, the remaining 6,875,000 shares will be freely tradeable without restriction.

Our dependence on, and the price of, raw materials may adversely affect our profits.

The principal raw materials used to produce our products—including granular urea, zinc powder, electrolytic manganese dioxide powder and steel—are sourced on a global or regional basis, and the prices of those raw materials are susceptible to price fluctuations due to supply/demand trends, energy costs, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. We regularly engage in forward purchase and hedging transactions in an attempt to effectively manage our raw materials costs for the next six to twelve months. These efforts may not be effective and, if we are unable to pass on raw materials price increases to our customers, our future profitability may be materially adversely affected. Specifically with respect to transportation costs, certain modes of delivery are subject to fuel surcharges which are determined based upon the current cost of diesel fuel in relation to pre-established agreed upon costs. There is no guarantee that we will be able to pass these fuel surcharges on to our customers.

In addition, we have exclusivity arrangements and minimum purchase requirements with certain of our suppliers for our lawn and garden business, which increases our dependence upon and exposure to those suppliers. Also, certain agreements we have with our suppliers for our lawn and garden business expired in 2005 or are scheduled to expire in 2006. Some of those agreements include caps on the price we pay for our supplies from the relevant supplier. In certain instances, these caps have allowed us to purchase materials at below market prices. Any renewal of those contracts may not include or reduce the effect of those caps and could even impose above market prices in an attempt by the applicable supplier to make up for any below market prices it had received from us prior to the renewal of the agreement. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect our business, financial condition and results of operations.

We cannot assure you that United and Tetra will be successfully integrated.

If we cannot successfully integrate the operations of United, including its operating divisions, United Pet Group and Nu-Gro, and Tetra Holding GmbH (“Tetra”), we may experience material adverse consequences to our business, financial condition and results of operations. The integration of separately-managed companies operating in distinctly different markets involves a number of risks, including, but not limited to, the following:

•	the risks of entering markets in which we have no prior experience;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	demands on management related to the significant increase in our size after the acquisitions of United and Tetra;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different corporate cultures and practices, and of broad and geographically dispersed personnel and operations;

•	difficulties in the integration of departments, information technology systems, accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards and controls, including internal accounting controls, procedures and policies; and

•	expenses of any undisclosed or potential legal liabilities.

Prior to the acquisitions of United and Tetra, the Company, United and Tetra operated as separate entities. In addition, United Pet Group and Nu-Gro operated as separate entities until acquired by United in 2004. We may not be able to maintain the levels of revenue, earnings or operating efficiency that any one of these entities had achieved or might achieve separately. The financial statements incorporated by reference into this prospectus cover periods during which United and Tetra were not under the same management and, therefore, may not be indicative of our future financial condition or operating results. Successful integration of each company’s operations will depend on our ability to manage those operations, realize opportunities for revenue growth presented by strengthened product offerings and expanded geographic market coverage and, to some degree, eliminate redundant and excess costs. The anticipated savings opportunities are based on projections and assumptions, all of which are subject to change. We may not realize anticipated benefits or savings to the extent or in the time frame anticipated, if at all, or such benefits and savings may require higher costs than anticipated.

We may face a number of risks related to foreign currencies.

Our foreign sales and certain of our expenses are transacted in foreign currencies. In fiscal 2005 and the first six months of fiscal 2006 approximately 44% and 41%, respectively, of our net sales and 43% of our operating expenses were denominated in currencies other than U.S. dollars. Significant changes in the value of the U.S. dollar in relation to foreign currencies could have a material effect on our business, financial condition and results of operations. Changes in currency exchange rates may also affect our sales to, purchases from and loans to our subsidiaries as well as sales to, purchases from and bank lines of credit with our customers, suppliers and creditors that are denominated in foreign currencies. We expect that the amount of our revenues and expenses transacted in foreign currencies will increase as our Latin American, European and Asian operations grow and our exposure to risks associated with foreign currencies could increase accordingly.

If we are unable to improve existing products and develop new, innovative products, or if our competitors introduce new or enhanced products, our sales and market share may suffer.

Our future success will depend, in part, upon our ability to improve our existing products and to develop, manufacture and market new, innovative products. If we fail to successfully introduce, market and manufacture new products or product innovations, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations.

Both we and our competitors make significant investments in research and development. If our competitors successfully introduce new or enhanced products that eliminate technological advantages our products may have in a certain market segment or otherwise outperform our products, or are perceived by consumers as doing so, we may be unable to compete successfully in market segments affected by these changes. In addition, we may be unable to compete if our competitors develop or apply technology which permits them to manufacture products at a lower relative cost. The fact that many of our principal competitors have substantially greater resources than us increases this risk. The patent rights or other intellectual property rights of third parties, restrictions on our ability to expand or modify manufacturing capacity or constraints on our research and development activity may also limit our ability to introduce products that are competitive on a performance basis.

Our foreign operations may expose us to a number of risks related to conducting business in foreign countries.

Our international operations and exports and imports to and from foreign markets are subject to a number of special risks. These risks include, but are not limited to:

•	economic and political destabilization, governmental corruption and civil unrest;

•	restrictive actions by foreign governments (e.g., duties, quotas and restrictions on transfer of funds);

•	changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

•	changes in U.S. and foreign laws regarding trade and investment;

•	changes in the economic conditions in these markets; and

•	difficulty in obtaining distribution and support.

In many of the developing countries in which we operate, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the United States. As such economies develop, it is possible that new regulations may increase the expense of doing business in such countries. In addition, social legislation in many countries in which we operate may result in significantly higher expenses associated with labor costs, terminating employees or distributors and with closing manufacturing facilities.

There are two particular EU Directives, the Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) and the Waste of Electrical and Electronic Equipment (“WEEE”), that may have a material impact on our business. RoHS, effective July 1, 2006, requires us to eliminate and/or reduce the level of specified hazardous materials from our products. WEEE, which became effective in August 2005 (but in most European markets postponed), requires us to collect and treat, dispose, or recycle all products we manufacture or import into the EU at our own expense. Complying or failing to comply with the EU Directives may harm our business. For example:

•	Although contractually assured with our suppliers, we may be unable to procure appropriate RoHS compliant material in sufficient quantity and quality and/or be able to incorporate it into our product procurement processes without compromising quality and/or harming our cost structure.

•	We may face excess and obsolete inventory risk related to non-compliant inventory that we may continue to hold in 2006 for which there is reduced demand and we may need to write down.

We may fail to identify suitable acquisition candidates, our acquisition strategy may divert the attention of management and our acquisitions may not be successfully integrated into our existing business.

We intend to pursue increased market penetration and expansion of our current product offerings through additional strategic acquisitions. We may fail to identify suitable acquisition candidates, and even if we do, acquisitions may not be completed on acceptable terms or successfully integrated into our existing business. Any acquisition we make could be of significant size and involve either domestic or international parties. The acquisition and integration of a separate organization could divert management attention from other business activities. Such a diversion, together with other difficulties we may encounter in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue additional stock to finance acquisitions. Such funds might not be available on terms as favorable to us as our current borrowing terms and could increase our leveraged position.

Sales of our products are seasonal and may cause our quarterly operating results and working capital requirements to fluctuate; adverse business or economic conditions could adversely affect our business.

Sales of our battery, electric shaving and grooming, lawn and garden and household insect control products are seasonal. A large percentage of net sales for our battery and electric personal care products occur during the fiscal quarter ending on or about December 31, due to the impact of the December holiday season, and a large percentage of our net sales for our lawn and garden and household insect control products occur during the spring and summer. As a result of this seasonality, our inventory and working capital needs relating to these businesses fluctuate significantly during the year. In addition, orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. Furthermore, adverse business or economic conditions during those applicable periods could materially adversely affect our business, financial condition and results of operations.

We may not be able to adequately establish and protect our intellectual property rights.

To establish and protect our intellectual property rights, we rely upon a combination of patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our technology or other intellectual property. We may need to resort to litigation to enforce or defend our intellectual property rights. If a competitor or collaborator files a patent application claiming technology also invented by us, or a trademark application claiming a trademark, service mark, or trade dress also used by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office or any similar foreign agency. In addition, our intellectual property rights may be challenged by third parties. Even if our intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Furthermore, competitors may independently develop technologies that are substantially equivalent or superior to our technology. Obtaining, protecting and defending intellectual property rights can be time consuming and expensive, and may require us to incur substantial costs, including the diversion of management and technical personnel. Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect intellectual property rights to the same extent as do the laws of the U.S. which may negate our competitive or technological advantages in such markets. Also, some of the technology underlying our products is the subject of nonexclusive licenses from third parties. As a result, this technology could be made available to our competitors at any time. If this technology were licensed to a competitor, it could have a material adverse effect on our business, financial condition and results of operations.

Third-party intellectual property infringement claims against us could adversely affect our business.

From time to time we have been subject to claims that we are infringing upon the intellectual property of others and it is possible that third parties will assert infringement claims against us in the future. For example, we are involved in a number of legal proceedings with Philips with respect to trademarks owned by Philips relating to the shape of the head portion of Philips’ three-head rotary shaver. An adverse finding against us in these or similar trademark or other intellectual property litigations may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive, and may require us to incur substantial costs, including the diversion of management and technical personnel, cause product delays, or require us to enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign or re-brand our products or redesign our processes to avoid actual or potential intellectual property infringement. In addition, an unfavorable ruling in an intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or trademarks. There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternative technology, trademarks, or trade dress on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a few suppliers located in Asia and one of our U.S. facilities for many of our electric shaving and grooming and electric personal care products makes us vulnerable to a disruption in the supply of our products.

Substantially all of our electric shaving and grooming and electric personal care products are manufactured by suppliers located in Asia. Although we have long-standing relationships with many of these suppliers, we do not have long-term contracts with them. Any adverse change in any of the following could have a material adverse effect on our business, financial condition and results of operations:

•	relationships with our suppliers;

•	the financial condition of our suppliers;

•	the ability to import outsourced products; or

•	our suppliers’ ability to manufacture and deliver outsourced products on a timely basis.

If our relationship with one of our key suppliers is adversely affected, we may not be able to quickly or effectively replace such supplier and may not be able to retrieve tooling and molds possessed by such supplier.

In addition, we manufacture the majority of our foil cutting systems for our shaving product lines, using specially designed machines and proprietary cutting technology, at one of our facilities. Damage to this facility, or prolonged interruption in the operations of this facility for repairs or other reasons, would have a material adverse effect on our ability to manufacture and sell our shaving products.

Adverse weather conditions during our peak selling season for our lawn and garden and household insecticide and repellent products could have a material adverse effect on our business, financial condition and results of operations.

Weather conditions in North America have a significant impact on the timing of sales of certain of our lawn and garden and household insecticide and repellent products. Periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides and fertilizers. In addition, an abnormally cold spring throughout North America could adversely affect both fertilizer and insecticide sales and therefore have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We are highly dependent on the continuing efforts of our current executive officers and we will likely depend on the senior management of any business we acquire in the future. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of these persons or if we are unable to attract and retain qualified replacements.

Class action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.

Our Company and certain of our officers and directors have been named in the past, are currently named and may be named in the future, as defendants of class action lawsuits. We have received requests for information from the U.S. Attorney’s Office and the SEC. Regardless of their subject matter or the merits, class action lawsuits and other investigations may result in significant cost to us, which may not be covered by insurance, divert the attention of management or otherwise have an adverse effect on our business, financial condition and results of operations.

We may be exposed to significant product liability claims which our insurance may not cover and which could harm our reputation.

In the ordinary course of our business, we may be named defendants in lawsuits involving product liability claims. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts of damages and the matters may remain unresolved for several years. These matters could have a material adverse effect on our business, results of operations and financial condition if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlements relating to these matters. Although we have product liability insurance coverage and an excess umbrella policy, we cannot assure you that our insurance policies will provide coverage for any claim against us or will be sufficient to cover all possible liabilities. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products.

We may incur material capital and other costs due to environmental liabilities.

Because of the nature of our operations, our facilities are subject to a broad range of federal, state, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern:

•	discharges to the air, water and land;

•	the handling and disposal of solid and hazardous substances and wastes; and

•	remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations.

Risk of environmental liability is inherent in our business. As a result, material environmental costs may arise in the future. In particular, we may incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although we believe that we are substantially in compliance with applicable environmental regulations at our facilities, we may not be in compliance with such regulations in the future, which could have a material adverse effect upon our business, financial condition and results of operations.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties. We have not conducted invasive testing at all our facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, there can be no assurance that material liabilities will not arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in investigative or remedial projects at a few of our facilities. There can be no assurance that our liabilities in respect of investigative or remedial projects at our facilities will not be material.

We are also subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are responsible as a result of our relationship with such other parties. These proceedings are under CERCLA or similar state laws that hold persons who “arranged for” the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. As a practical matter, liability at CERCLA sites is shared by all of the viable responsible parties. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state matters in the future for other sites not currently known to us, and the costs and liabilities associated with these sites may be material.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our products and facilities are regulated by the EPA, the FDA or other federal consumer protection and product safety regulations, as well as similar registration, approval and other requirements under state and foreign laws and regulations. For example, in the United States, all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients. We may not always be able to avoid or minimize these risks.

The Food Quality Protection Act established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under this Act, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products continue to be evaluated by the EPA as part of this exposure. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in 2000, Dow AgroSciences L.L.C., an active ingredient registrant, voluntarily agreed to a withdrawal of virtually all residential uses of chlorpyrifos, an active ingredient that, until January 2001, United used in its lawn and garden products under the name Dursban. This had a material adverse effect on United’s operations resulting in a charge of $8.0 million in 2001. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations of active ingredients used in our products.

In addition, the use of certain pesticide and fertilizer products may be regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may require that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as “not for use on sod farms or golf courses”), or that users post notices on properties to which products have been or will be applied, notification to individuals in the vicinity that products will be applied in the future, may provide that the product cannot be applied for aesthetic purposes, or may ban the use of certain ingredients. Compliance with public health regulations could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

We manufacture and market a number of complex chemical products bearing our brands relating to our lawn and garden and household insecticide and repellent products, such as fertilizers, growing media, herbicides and pesticides. On occasion, customers and some current or former employees have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares will be for the accounts of the selling shareholders.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale by the selling shareholders of shares of Common Stock that we issued to them pursuant to the Merger Agreement in connection with our acquisition of United. We are filing the registration statement, of which this prospectus is a part, pursuant to the provisions of the Registration Rights Agreement.

The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the shares that such selling shareholders acquired under the Merger Agreement, subject to the restrictions contained in the Registration Rights Agreement. The selling shareholders, however, make no representations that the shares covered by this prospectus will be offered for sale. The restrictions in the Registration Rights Agreement prohibit, prior to August 7, 2006, any selling shareholder from selling, assigning, conveying, exchanging, pledging, hypothecating, gifting, disposing of or otherwise parting with shares representing more than 50%, in the aggregate, of the shares of our Common Stock issued to such selling shareholder in connection with our acquisition of United. As a result, once the registration statement of which this prospectus forms a part is declared effective by the SEC, 6,875,000 of the 13,750,000 shares that may be resold under this prospectus by the selling shareholders named in this prospectus will be freely tradeable without restriction and, beginning on August 7, 2006, the remaining 6,875,000 shares will be freely tradeable without restriction. We have agreed to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) the second anniversary of the date on which the registration statement was declared effective or (ii) the date on which all of the shares covered by the registration statement have been sold to the public.

The table below presents information regarding the selling shareholders and the shares that each such selling shareholder may offer and sell from time to time under this prospectus. As used in this prospectus, the term “selling shareholder” refers to those selling shareholders identified below. This table is prepared based on information supplied to us by the selling shareholders and was accurate as of the date such information was supplied to us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling shareholder may offer under this prospectus. The column “Shares of Common Stock Beneficially Owned After Offering” assumes that the selling shareholder will have sold all of the shares offered under this prospectus. However, because the selling shareholders may offer, from time to time, all, some or none of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling shareholders or that will be held by the selling shareholders after completion of the sales. In addition, we do not know how long the selling shareholders will hold their shares before selling them, other than as limited by the restrictions contained in the Registration Rights Agreement. Please carefully read the footnotes located below the selling shareholders table in conjunction with the information presented in the table.

Except as noted in the footnotes to the table below or disclosed under the subheading entitled “Certain Relationships,” no selling shareholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

The percentage of shares beneficially owned prior to the offering is based on 51,795,667 shares of our Common Stock outstanding as of May 5, 2006.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Security Holder	Number	Percent		Number	Percent
Banc of America Capital Investors L.P. (1)	892,905	1.72%	892,905	0	0
Robert G. Buck	5,606	*	5,606	0	0
Joseph Bussing	1,488	*	1,488	0	0
Candace Pratt Cady Revocable Trust	14,037	*	14,037	0	0
Robert L. Caulk (2)	36,231	*	22,121	14,110	*
Kent J. Davies (2)	120	*	120	0	0
Louis D. Dworsky, Trustee under The Jones Irrevocable Children’s Trust FBO Jeffrey D. Jones 9/17/97 (7)	4,143	*	4,143	0	0
Louis D. Dworsky, Trustee under The Jones Irrevocable Children’s Trust FBO Leslie A. Jones 9/17/97 (7)	4,143	*	4,143	0	0
Louis D. Dworsky, Trustee under The Jones Irrevocable Children’s Trust FBO Benton A. Kindle 9/17/97 (7)	4,143	*	4,143	0	0
Louis D. Dworsky, Trustee under The Jones Irrevocable Children’s Trust FBO Brooke M. Kindle 9/17/97 (7)	4,143	*	4,143	0	0
Louis D. Dworsky, Trustee under The Jones Irrevocable Children’s Trust FBO Dana M. Smith 9/17/97 (7)	4,143	*	4,143	0	0
Ralph Edwards Revocable Trust	10,321	*	10,321	0	0
Mark B. Gershenson (3)	85	*	85	0	0
Martin Glinsky (3)	7,066	*	7,066	0	0
John A. Heil (3)	94,485	*	29,763	64,722	*
John F. Howe (2)	306	*	306	0	0
Daniel J. Johnston (2)	24,900	*	24,800	100	*
David A. Jones (3)(5)(6)	1,156,986	2.23%	15,524	1,141,462	2.20%
Thomas Kasvin (2)	8,929	*	8,929	0	0
Bryan A. Krebs (3) & Joan Krebs	446	*	446	0	0
Louis N. Laderman (2)	172	*	172	0	0
Gary D. Leeman (3)	942	*	942	0	0
John McGreevy (3)	892	*	892	0	0
William H. Metzger (3)	3,898	*	763	3,135	*
John Mollick (3)	2,368	*	1,190	1,178	*
Joseph Pitassi (2)	992	*	992	0	0
Andrew Ponte (3)	12,078	*	4,587	7,491	*
Mark D. Rowland (2)	1,170	*	1,170	0	0
Robert S. Rubin (2)	5,466	*	466	5,000	*
Brian S. Schultz (3) and Kirsten E. Schultz	5,133	*	3,827	1,306	*
DJS Investment Group, L.P. (20)	76,551	*	76,551	0	0
SDS Investment Group, L.P. (4)	38,276	*	38,276	0	0

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Security Holder	Number	Percent		Number	Percent
Thomas H. Lee Equity Fund IV, L.P. (8)(9)	10,593,305	20.45%	10,593,305	0	0
Thomas H. Lee Foreign Fund IV, L.P. (8)(10)	366,192	*	366,192	0	0
Thomas H. Lee Foreign Fund IV-B, L.P. (8)(11)	1,031,186	1.99%	1,031,186	0	0
1997 Thomas H. Lee Nominee Trust (8)(12)	158,482	*	158,482	0	0
David V. Harkins (8)(13)	176,063	*	36,886	139,177	*
The 1995 Harkins Gift Trust (8)(13)	22,074	*	4,133	17,941	*
Scott A. Schoen (8)(14)	30,764	*	30,764	0	0
C. Hunter Boll (8)	30,764	*	30,764	0	0
Scott M. Sperling (8)	30,764	*	30,764	0	0
Anthony J. DiNovi (8)	30,764	*	30,764	0	0
Thomas M. Hagerty (8)	46,959	*	30,764	16,195	*
Warren C. Smith, Jr. (8)(15)	73,698	*	28,308	45,390	*
Smith Family Limited Partnership (8)(15)	2,455	*	2,455	0	0
Seth W. Lawry (8)	12,818	*	12,818	0	0
Kent R. Weldon (8)	8,562	*	8,562	0	0
Terrence M. Mullen (8)	6,819	*	6,819	0	0
Todd M. Abbrecht (8)	6,819	*	6,819	0	0
Charles A. Brizius (8)(14)	5,127	*	5,127	0	0
Scott Jaeckel (8)	1,937	*	1,937	0	0
Soren Oberg (8)	1,937	*	1,937	0	0
Thomas R. Shepherd (8)(14)	10,247	*	3,625	6,622	*
Wendy L. Masler (8)	714	*	714	0	0
Andrew D. Flaster (8)	714	*	714	0	0
Robert Schiff Lee 1988 Irrevocable Trust (8)(16)	3,683	*	3,683	0	0
Stephen Zachary Lee (8)	3,683	*	3,683	0	0
Charles W. Robins as custodian for Jesse Lee (8)(17)	2,455	*	2,455	0	0
Charles W. Robins (8)(16)(17)	982	*	982	0	0
James Westra (8)	982	*	982	0	0
Thomas H. Lee Charitable Investment L.P. (8)(18)	68,881	*	68,881	0	0
Thomas H. Lee Investors Limited Partnership (8)(19)	2,785	*	2,785	0	0

*	Indicates less than 1% of the total number of outstanding shares of Common Stock.

(1)

Banc of America Capital Investors, L.P. (“Capital Investors”) directly holds 892,905 shares of Common Stock of the Company. The limited partner of Capital Investors is BA Equity Investors, Inc., a wholly owned subsidiary of Bank of America Corporation (“BAC”). Banc of America Capital Management, L.P. is the general partner of Capital Investors. The limited partners of Banc of America Capital Management, L.P. are employees of Bank of America, National Association (“BANA”), which is a wholly owned subsidiary of BAC. BACM I GP, LLC is the general partner of Banc of America Capital Management, L.P. and Travis Hain, an employee of BANA, is the managing member of BACM I GP, LLC. If Mr. Hain’s employment with BAC or its subsidiaries is terminated, Mr. Hain will cease to be such managing member. As the holder of a majority in interest of BACI, BA Equity Investors, Inc. has the right to approve any replacement managing member of BACM I GP, LLC.

Certain subsidiaries of BAC are acting as administrative agent on credit facilities for various subsidiaries of the Company, with a total of approximately $250 million of credit exposure. Additionally, certain subsidiaries of BAC also hold approximately $15 million of the Company and Rayovac publicly traded bonds and approximately $2 million of other private debt instruments of the Company and/or its subsidiaries.

BAC is a publicly traded company with over a thousand subsidiaries, and with hundreds of equity investments. Capital Investors is not involved in the operations of Banc of America Securities (“BAS”) and therefore has limited information, which information has been disclosed herein, on the current or historical relationships, if any, between BAS and the Company.

(2)	Former employee of the Company or one of its predecessors or affiliates.

(3)	Current employee of the Company.

(4)	Daniel J. Schultz, the sole member of SDS Management Company, L.L.C., which is the general partner of SDS Investment Group, L.P., holds investment and voting power over the shares of Common Stock held by SDS Investment Group, L.P.

(5)	Includes 519,445 shares of Common Stock subject to options which are exercisable within 60 days of May 5, 2006.

(6)	Mr. Jones serves as Chairman of our Board of Directors and our Chief Executive Officer.

(7)	Louis D. Dworsky as Trustee holds sole voting and investment power over shares of Common Stock held in trust.

(8)	Member of the THL Parties (as defined later in this footnote). For ease of understanding and clarity of presentation, the shares presented in the table above for each member of the THL Parties include only the shares held directly by such member.

However, the THL Parties by virtue of certain relationships, may constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. As a member of a group, each person and entity of the group may be deemed to beneficially own the shares of Common Stock beneficially owned by the entire group.

The THL Parties may be deemed to beneficially own 12,743,621 shares of Common Stock pursuant to Securities Exchange Act Rule 13d-3 and 13d-5(b). The aggregate number of shares beneficially owned by the THL Parties is comprised of (A) 10,593,305 shares directly held by Thomas H. Lee Equity Fund IV, L.P. (“Equity Fund”), (B) 366,192 shares directly held by Thomas H. Lee Foreign Fund IV, L.P. (“Foreign Fund”), (C) 1,031,186 shares directly held by Thomas H. Lee Foreign Fund IV-B, L.P. (“Foreign Fund B”), (D) 2,785 shares directly held by Thomas H. Lee Investors Limited Partnership (“THL Investors”), (E) 68,881 shares directly held by Thomas H. Lee Charitable Investment L.P. (“Charitable Investment”), (F) 6,006 shares directly held by THL Equity Advisors IV, LLC and (G) 670,266 shares directly held by (i) the following managing directors of Thomas H. Lee Advisors, LLC: David V. Harkins; Scott A. Schoen; C. Hunter Boll; Scott M. Sperling; Anthony J. DiNovi; Thomas M. Hagerty; Warren C. Smith, Jr.; Seth W. Lawry; Kent R. Weldon; Todd M. Abbrecht; Charles A. Brizius; Scott Jaeckel; and Soren Oberg, (ii) the following other affiliates of Thomas H. Lee Partners, L.P.: the 1997 Thomas H. Lee Nominee Trust; the 1995 Harkins Gift Trust; the Smith Family Limited Partnership; the Robert Schiff Lee 1988 Irrevocable Trust; Stephen Zachary Lee; and Charles W. Robins as Custodian for Jesse Lee and (iii) the following other parties that are not affiliates of Thomas H. Lee Partners, L.P., but who acquired his/her shares of Common Stock as part of a coinvestment with the other THL Parties: Terence M. Mullen; Thomas R. Shepherd; Wendy L. Masler; Andrew D. Flaster; Charles W. Robins and James Westra ((i), (ii) and (iii) are together referred to herein as the “Related Holders”) (the Equity Fund, Foreign Fund, Foreign Fund B, THL Investors, Charitable Investment and the Related Holders are collectively referred to herein as the “THL Parties”). The aggregate number of beneficially owned shares may also be deemed to include 5,000 shares subject to options held by Mr. Shepherd that were exercisable within 60 days of May 5, 2006.

Thomas H. Lee Advisors, LLC, is the general partner of Thomas H. Lee Partners, L.P., which is, in turn, the sole member of THL Equity Advisors IV, LLC, which is the general partner of each of Equity Fund, Foreign Fund and Foreign Fund B. THL Equity Advisors IV, LLC, as sole general partner of Equity Fund, Foreign Fund and Foreign Fund B (collectively, the “Advisors Funds”), may be deemed to share voting and dispositive power with respect to 11,990,683 shares beneficially owned by the Advisors Funds. The managing directors of Thomas H. Lee Advisors, LLC also own membership interests in Thomas H. Lee Advisors, LLC. The managing directors of Thomas H. Lee Advisors, LLC share voting and investment control over securities held by the Advisors Funds and may be deemed to share beneficial ownership with respect to the 11,990,683 shares held by the Advisors Funds.

THL Investment Management Corp. (“Management Corp.”) is the sole general partner of THL Investors. Seth W. Lawry, Kent R. Weldon, David V. Harkins, Scott A. Schoen, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty and Warren C. Smith, Jr. are officers of Management Corp. The officers of Management Corp. exercise voting and investment control over the shares of Company stock held by THL Investors and may be deemed to beneficially own the 2,785 shares of Company stock held by THL Investors.

Except to the extent of a pecuniary interest therein, each of the persons and entities comprising the THL Parties expressly disclaims beneficial ownership of the shares held by each of the other persons and entities comprising the THL Parties, except: (a) THL Equity Advisors IV, LLC does not disclaim beneficial ownership of shares held by Equity Fund, Foreign Fund or Foreign Fund B and (b) Management Corp. does not disclaim beneficial ownership of shares held by THL Investors.

Each of the Related Holders has obtained direct of less than 1% of the outstanding shares. Each of the Related Holders has sole voting and sole dispositive power with respect to such shares beneficially owned by it, except for the following: the 1997 Thomas H. Lee Nominee Trust, the 1995 Harkins Gift Trust, the Smith Family Limited Partnership, the Robert Schiff Lee 1988 Irrevocable Trust and Charles W. Robins as Custodian for Jesse Lee.

(9)	Thomas H. Lee Advisors, LLC has voting and dispositive power over the shares held by Thomas H. Lee Equity Fund IV, L.P. Thomas H. Lee Advisors, LLC is the general partner of Thomas H. Lee Partners, L.P. which is, in turn, the sole member of THL Equity Advisors IV, LLC, which is the general partner of Thomas H. Lee Equity Fund IV, L.P. The managing directors of Thomas H. Lee Advisors, LLC listed above in footnote 8 exercise voting and investment decisions over the shares of Company stock held by Thomas H. Lee Equity Fund IV, L.P.

(10)	Thomas H. Lee Advisors, LLC has voting and dispositive power over the shares held by Thomas H. Lee Foreign Fund IV, L.P. Thomas H. Lee Advisors, LLC is the general partner of Thomas H. Lee Partners, L.P. which is, in turn, the sole member of THL Equity Advisors IV, LLC, which is the general partner of Thomas H. Lee Foreign Fund IV, L.P. The managing directors of Thomas H. Lee Advisors, LLC listed above in footnote 8 exercise voting and investment decisions over the shares of Company stock held by Thomas H. Lee Foreign Fund IV, L.P.

(11)	Thomas H. Lee Advisors, LLC has voting and dispositive power over the shares held by Thomas H. Lee Foreign Fund IV-B, L.P. Thomas H. Lee Advisors, LLC is the general partner of Thomas H. Lee Partners, L.P. which is, in turn, the sole member of THL Equity Advisors IV, LLC, which is the general partner of Thomas H. Lee Foreign Fund IV-B, L.P. The managing directors of Thomas H. Lee Advisors, LLC listed above in footnote 8 exercise voting and investment decisions over the shares of Company stock held by Thomas H. Lee Foreign Fund IV-B, L.P.

(12)	Thomas H. Lee, an individual, may be deemed to share voting and dispositive power with respect to the 158,482 shares beneficially held by the 1997 Thomas H. Lee Nominee Trust. Mr. Lee does not disclaim beneficial ownership of such shares.

(13)	David Harkins may be deemed to share voting and dispositive power over the 22,074 shares held by the 1995 Harkins Gift Trust. The number of shares presented in the table above as beneficially owned by Mr. Harkins does not include the 22,074 shares held by the 1995 Harkins Gift Trust. Except to the extent of his pecuniary interest therein, Mr. Harkins disclaims beneficial ownership of such shares.

(14)	Serves on the Board of Directors of the Company.

(15)	Mr. Smith may be deemed to share voting and dispositive power over shares held by the Smith Family Limited Partnership. Except to the extent of his pecuniary interest therein, Mr. Smith disclaims beneficial ownership of such shares. The number of shares presented in the table above as beneficially owned by Mr. Smith does not include the 2,455 shares held by the Smith Family Limited Partnership.

(16)	Charles W. Robins may be deemed to share voting and dispositive power over shares held by the Robert Schiff Lee 1988 Irrevocable Trust. Mr. Robins disclaims beneficial ownership of such shares. The number of shares presented in the table above as beneficially owned by Mr. Robbins does not include the 3,683 shares held by the Robert Schiff Lee 1988 Irrevocable Trust.

(17)	Charles W. Robins may be deemed to share voting and dispositive power over shares held by him as Custodian for Jesse Lee. Mr. Robins disclaims beneficial ownership of such shares. The number of shares presented in the table above as beneficially owned by Mr. Robbins does not include the 2,455 shares held by as him as Custodian for Jesse Lee.

(18)	Thomas H. Lee, as General Partner of Charitable Investment, may be deemed to share voting and dispositive power with respect to 68,881 shares beneficially owned by Charitable Investment. Except to the extent of his pecuniary interest therein, Mr. Lee disclaims beneficial ownership of such shares.

(19)	Management Corp., as general partner of THL Investors, may be deemed to share voting and dispositive power with respect to 2,785 shares beneficially owned by THL Investors.

(20)	Steven D. Schultz, the sole member of DJS Management Company, L.L.C., which is the general partner of DJS Investment Group, L.P., holds investment and voting power over the shares of Common Stock held by DJS Investment Group, L.P.

Certain Relationships

Effective as of October 1, 2005, we entered into an amended and restated employment agreement with Mr. Jones, which replaced our previous employment agreement with Mr. Jones dated October 1, 2004. The employment agreement expires on September 30, 2009. Mr. Jones has the right to resign and terminate his amended and restated employment agreement at any time upon at least 60 days’ notice. Upon such resignation, we must pay any unpaid base salary through the date of termination to Mr. Jones. Mr. Jones has the option to relinquish the Chief Executive Officer position on October 1, 2008 and remain as an employee through September 30, 2009, subject to reduction in his salary and bonus. Upon termination of Mr. Jones’ employment due to death or disability, we will pay Mr. Jones or his estate, as applicable, (a) his base salary over the following 24 months, (b) double the pro rata portion (based on days worked and percentage of achievement of annual performance goals) of the annual bonus payable to Mr. Jones (unless the Board of Directors determines to pay a greater amount in its sole discretion) and (c) additional salary of $18,500 annually (or, for any partial year, the pro rata portion) for the remainder of the term. Upon our termination of Mr. Jones’ employment without cause, we will pay him (a) his base salary for the remainder of the term (or 24 months following such termination, if greater), (b) his annual bonus (provided we achieve our performance goals) for the remainder of the term (or 24 months following such termination, if greater) and (c) additional salary of $18,500 annually (or, for any partial year, the pro rata portion) for the remainder of the term (or 24 months following such termination, if longer).

We have the right to terminate Mr. Jones’ employment for “cause” (as defined therein), in which event we are obligated to pay to Mr. Jones any unpaid base salary accrued through the date of termination. During the term of the amended and restated employment agreement or the period of time served as an employee or director, and for one year thereafter, Mr. Jones shall not engage in or own any business which is involved in the industries in which we are engaged.

Mr. Jones’ annual base salary is $900,000 and may be increased from time to time at the discretion of the Board of Directors. Mr. Jones will also receive additional salary at a rate of $18,500 annually for miscellaneous expenses and is entitled to an annual bonus based upon 125% of his base salary if we achieve certain annual performance goals established by our Board of Directors (subject to increase at the discretion of our Board of Directors).

Mr. Jones is entitled to participate in our equity-based compensation plans. Mr. Jones was awarded a restricted stock grant of shares of our Common Stock with a “fair market value” (as such term is defined in our 2004 Incentive Plan) as of October 1, 2005 equal to $2,400,000, subject to certain vesting requirements. Additionally, Mr. Jones will be awarded, on October 1, 2005 and each succeeding October 1, through October 1, 2008, shares of our Common Stock with a fair market value equal to the greater of $2,225,000 or 225% of his base salary then in effect, subject to certain vesting requirements. Mr. Jones was paid a $2,200,000 retention bonus on October 1, 2005 pursuant to the terms of his employment agreement immediately prior to the October 1, 2005 amendments.

Mr. Jones and trusts for his family members collectively owned 202,935 shares of United Common Stock immediately prior to our acquisition of United, which shares were converted into an aggregate of 36,239 shares of our Common Stock pursuant to the United acquisition. In addition, Mr. Jones held vested options to acquire 397,065 shares of United Common Stock at a weighted average exercise price of $2.00 per share, which, pursuant to the terms of the Merger Agreement, were cashed out in an amount equal to the number of shares underlying options having an exercise price of less than $5.997 per share multiplied by the amount by which $5.997 exceeded the relevant option exercise price. Mr. Jones was a member of the Board of Directors of United from January 20, 1999 to December 31, 2003 and provided consulting services to United under an agreement that was terminated on September 28, 2004.

Mr. Shepherd, a member of our Board of Directors, acquired shares as a THL Parties Related Holder (as defined in footnote 8 to the Selling Shareholders Table). The THL Parties were large shareholders of United immediately prior to our acquisition of United, and, as a result of the United acquisition, Mr. Shepherd may be deemed to share beneficial ownership of the Shares held by the THL Parties. Except to the extent of his pecuniary interest therein, Mr. Shepherd expressly disclaims beneficial ownership of the shares of Common Stock held by the other THL Parties.

In connection with our acquisition of United, we entered into a shareholder’s agreement, dated as of January 3, 2005, with UIC Holdings, L.L.C. (“Holdings”), the former majority shareholder of United. On January 14, 2005, Holdings merged with and into United. As permitted by the shareholder’s agreement, Holdings assigned its rights and obligations under the shareholder’s agreement to certain affiliates of Thomas H. Lee Partners, L.P. In addition, prior to our acquisition of United,

Holdings transferred the shares of United Common Stock it held to its members, which members were affiliates of Thomas H. Lee Partners, L.P.

Pursuant to the shareholder’s agreement, we will allow the THL Parties to include on any slate of directors presented to our shareholders for election, at the appropriate meeting of our shareholders, to be approved by our nominating and corporate governance committee, up to two candidates for our Board of Directors for so long as the THL Parties own at least 15% of our issued and outstanding Common Stock on a fully-diluted basis, and one director for so long as the THL Parties own at least 10% of our issued and outstanding Common Stock on a fully-diluted basis. In February 2005, Charles A. Brizius and Scott A. Schoen were appointed to fill newly-created vacancies on our Board of Directors. Both Messrs. Brizius’ and Schoen’s terms expire at our 2007 annual meeting of shareholders. Messrs. Brizius and Schoen are members of Thomas H. Lee Advisors, LLC, which is a general partner of Thomas H. Lee Partners, L.P., which is the manager of THL Equity Advisors IV, LLC, which, in turn, is the general partner of each of the Thomas H. Lee funds that are significant shareholders of the Company.

In connection with our acquisition of United, on February 7, 2005, we entered into the Registration Rights Agreement with certain former shareholders of United, including certain affiliates of Thomas H. Lee Partners, L.P. and an affiliate of Banc of America Securities LLC, pursuant to which we agreed to prepare and file with the SEC a registration statement within nine months of February 7, 2005 and to use reasonable best efforts to cause the registration statement to be declared effective within twelve months of February 7, 2005 to permit the public offering and resale under the Securities Act on a continuous basis of shares of our Common Stock issued in connection with our acquisition of United (the “Shelf Registration Statement”). Pursuant to the Registration Rights Agreement, the Company also granted to the former stockholders of United certain rights to require the Company, on not more than three occasions, to amend the Shelf Registration Statement or prepare and file a new registration statement to permit an underwritten offering of shares of our stock received by them in the United acquisition as well as certain rights to include those shares in any registration statement proposed to be filed by us. The registration statement that this prospectus is a part of has been prepared and filed with the SEC pursuant to the Company’s obligations to file the Shelf Registration Statement. In addition, the Registration Rights Agreement prohibited those former shareholders party to the agreement from selling or transferring prior to February 7, 2006 shares of our Common Stock received in the United acquisition or from selling or transferring more than 50% of those shares prior to August 7, 2006.

In connection with our acquisition of United, on February 7, 2005, we also entered into a standstill agreement with Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Thomas H. Lee Partners, L.P. and Thomas H. Lee Advisors, L.L.C. (the “Restricted Parties”). Pursuant to the standstill agreement, the Restricted Parties are prohibited until February 7, 2010 from acquiring ownership in excess of 28% of our outstanding voting capital stock, on a fully-diluted basis, soliciting proxies or consents with respect to our voting capital stock, soliciting or encouraging third parties to acquire or seek to acquire us, a significant portion of our assets or more than 5% of our outstanding voting capital stock or joining or participating in a pooling agreement, syndicate, voting trust or other similar arrangement with respect to our voting capital stock for the purpose of acquiring, holding, voting or disposing of such voting capital stock.

United previously had a professional services agreement with certain affiliates of Thomas H. Lee Partners, L.P. pursuant to which United paid $62,500 per month for management and other consulting services and reimbursed out-of-pocket expenses. In connection with our acquisition of United, the professional services agreement was terminated effective as of the acquisition of United.

Mr. Heil was appointed our President, United Pet Group in April 2005, shortly after our acquisition of United in February 2005. He served as President and Chief Executive Officer of United’s United Pet Group since June 2004, when United acquired United Pet Group. Mr. Heil joined United Pet Group as Chairman and Chief Executive Officer in June 2000.

PLAN OF DISTRIBUTION

We are registering all 13,750,000 shares of Common Stock under this prospectus on behalf of the selling shareholders. Subject to the restrictions described below, the selling shareholders may sell the securities covered by this prospectus from time to time:

•	to or through underwriters, brokers, dealers or agents; or

•	directly to one or more purchasers.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, except that pursuant to the Registration Rights Agreement no more than 50%, in the aggregate, of the shares of our Common Stock issued to each selling shareholder in connection with our acquisition of United may be transferred prior to August 7, 2006. Sales may be made through the New York Stock Exchange (“NYSE”), over-the-counter or otherwise, or in a combination of various methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of Common Stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; or

•	any other method permitted pursuant to applicable law.

In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with brokers or dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to brokers or dealers that in turn may sell such shares or sell shares of Common Stock under formal purchase contracts. The selling shareholders may offer the shares of Common Stock through offerings of securities exchangeable, convertible or exercisable for Common Stock. The selling shareholders may also distribute the shares to their members, partners or shareholders.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling shareholders may transfer the shares by other means not described in this prospectus.

The selling shareholders may from time to time offer some or all of the shares of Common Stock through brokers, dealers or agents who receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares of Common Stock for whom they may act as agent. In effecting sales, brokers or dealers that are engaged by the selling shareholders may arrange for other brokers or dealers to participate. Any brokers, dealers or agents who participate in the distribution of the shares of Common Stock may be deemed to be “underwriters,” and any profits on the sale of the shares of Common Stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may also be deemed to be “underwriters” within the meaning of the Securities Act. To the extent the selling shareholders may be deemed to be an underwriter, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent that such a broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker or dealer commitment to the selling shareholders. Brokers or dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other brokers or dealers, including transactions of the nature described above) on the NYSE, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions.

To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus, will be filed, disclosing:

•	the name of any underwriters, brokers, dealers or agents;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such underwriters, brokers, dealers or agents, as applicable and proceeds to the selling shareholders;

•	that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitations Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling shareholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market-making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the expenses of registering the shares of Common Stock under the Securities Act, including registration, filing and review fees, printing expenses, fees and disbursements of counsel and independent public accountants, fees of the National Associates of Securities Dealers, Inc., fees of any securities exchange, transfer taxes, fees of transfer agents and registrars, costs of insurance, messenger, telephone and delivery expenses and reasonable fees and disbursements of one counsel for the selling shareholders. The selling shareholders will bear all underwriting discounts, selling commissions and fees and expenses of more than one counsel to the selling shareholders. To our knowledge, the selling shareholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of Common Stock offered hereby, nor do we know the identity of the brokers or market makers that may participate in the sale of the shares.

Under the provisions of the Registration Rights Agreement entered into in connection with our acquisition of United, we have agreed to indemnify the selling shareholders and underwriters of the resale of their shares against certain liabilities in connection with the offering of the shares of Common Stock offered hereby, including liabilities arising under the Securities Act, or, if such indemnity is unavailable, to contribute towards amounts required to be paid in respect of such liabilities. We will also reimburse each selling shareholder and underwriter for legal or other expenses reasonably incurred by them in connection with investigating or defending claims for which they are entitled to indemnification.

At any time a particular offer of the shares of Common Stock is made, a revised prospectus or prospectus supplement may be filed with the SEC, or a report filed pursuant to the Exchange Act and incorporated by reference into this prospectus (which Exchange Act report will be identified in a prospectus filed to the extent required by the Securities Act), to reflect the disclosure of required additional information with respect to the distribution of the shares of Common Stock. If required, such prospectus supplement or post-effective amendment will be distributed. We may suspend the sale of shares by the selling shareholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional information.

LEGAL MATTERS

The validity of the Common Stock and certain legal matters relating to the Common Stock offered hereby will be passed upon for us by James T. Lucke, our Senior Vice President, General Counsel and Secretary. Mr. Lucke owns shares of our Common Stock and options to acquire additional shares of our Common Stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Spectrum Brands, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K filed December 14, 2005 for the fiscal year ended September 30, 2005 have been so incorporated in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, without charge, upon written or oral request. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to:

Investor Relations

Spectrum Brands, Inc.

Six Concourse Parkway, Suite 3300

Atlanta, Georgia 30328

(770) 829-6200

We are required to file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding Spectrum and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. This information is also available on our website at www.spectrumbrands.com.

Reports, proxy statements and other information regarding us may also be inspected and copied at the offices of the New York Stock Exchange, on which our Common Stock is listed (symbol: SPC).

We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the shares to be sold hereunder. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

INCORPORATION BY REFERENCE

The following documents which we have filed with the SEC under the Exchange Act are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K filed December 14, 2005 for the fiscal year ended September 30, 2005;

•	our Quarterly Reports on Form 10-Q filed February 10, 2006 for the fiscal quarter ended January 1, 2006 and filed May 12, 2006 for the fiscal quarter ended April 2, 2006;

•	our Current Reports on Forms 8-K and 8-K/A filed on October 5, 2005, November 29, 2005, December 13, 2005, December 16, 2005, December 29, 2005, January 17, 2006, January 30, 2006, May 10, 2006 and June 23, 2006; and

•	the description of our Common Stock, which is registered under Section 12 of the Exchange Act in our registration statement on Form 8-A, filed with the SEC on November 17, 1997, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any documents incorporated into this prospectus by reference other than exhibits thereto unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. Requests for such copies should be directed to us, care of Vice President, Investor Relations, Spectrum Brands, Inc., Six Concourse Parkway, Suite 3300, Atlanta, Georgia 30328, via electronic mail at investorrelations@spectrumbrands.com, or by contacting the Vice President, Investor Relations at 770-829-6200.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the Common Stock being registered. The selling shareholders will not bear any portion of such expenses. All the amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$17,816.84
Legal fees and expenses	190,000
Accounting fees and expenses	65,000
Transfer agent fees and expenses	8,000
Printing and miscellaneous expenses	7,000

Total	$287,816.84

ITEM 15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Pursuant to the Wisconsin Business Corporation Law (“WBCL”) and our amended and restated by-laws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (i) to the extent the directors or officers are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to us and the breach or failure constituted (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL also provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under our articles of incorporation, by-laws, a written agreement or a resolution of our Board of Directors or shareholders. Further, the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches of or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in clauses (a) through (d) outlined above.

Two of our directors who are affiliated with Thomas H. Lee Equity Fund IV, L.P. and its affiliated funds are entitled to indemnification from such funds against liability incurred as directors of one of such funds’ portfolio companies.

Expenses for the defense of any action for which indemnification may be available may be advanced by us under certain circumstances.

The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

We have purchased directors’ and officers’ liability insurance which would indemnify our directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Agreement and Plan of Merger dated as of January 3, 2005 by and among Rayovac Corporation, Lindbergh Corporation and United Industries Corporation (filed by incorporation by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on January 4, 2005)

4.1*	Form of Specimen Stock Certificate

4.2	Amended and Restated Articles of Incorporation of Spectrum Brands, Inc. (filed by incorporation by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005 filed with the SEC on May 13, 2005)

4.3	Amended and Restated By-Laws of Spectrum Brands, Inc. (filed by incorporation by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005 filed with the SEC on May 13, 2005)

4.4	Shareholders’ Agreement dated as of January 3, 2005 by and between Rayovac Corporation and UIC Holdings, L.L.C. (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on January 4, 2005)

4.5	Registration Rights Agreement dated as of February 7, 2005 by and among Rayovac Corporation and certain former shareholders of United Industries Corporation (filed by incorporation by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on February 11, 2005)

4.6	Standstill Agreement dated as of February 7, 2005 by and between Rayovac Corporation, Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Thomas H. Lee Partners, L.P. and Thomas H. Lee Advisors, L.L.C. (filed by incorporation by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on February 11, 2005)

5.1*	Opinion of James T. Lucke, Esq.

23.1*	Consent of KPMG LLP, an independent registered public accounting firm

23.2*	Consent of James T. Lucke, Esq. (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this Registration Statement)

*	Filed herewith.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time or contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on June 23, 2006.

SPECTRUM BRANDS, INC.

By:	/s/ James T. Lucke
Name:	James T. Lucke
Title:	Senior Vice President, General Counsel and Secretary

KNOW ALL MEN BY THESE PRESENTS, that the persons whose signatures appear below constitute and appoint David A. Jones, Chairman of the Board and Chief Executive Officer, Kent J. Hussey, President and Chief Operating Officer, and James T. Lucke, Senior Vice President, General Counsel and Secretary, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of Spectrum Brands, Inc. in the capacities indicated on June 23, 2006:

/s/ David A. Jones David A. Jones	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Randall J. Steward Randall J. Steward	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Anthony L. Genito Anthony L. Genito	Vice President Finance (Principal Accounting Officer)

/s/ Kent J. Hussey Kent J. Hussey	President and Chief Operating Officer and Director

/s/ Thomas R. Shepherd Thomas R. Shepherd	Lead Director

/s/ John D. Bowlin John D. Bowlin	Director

/s/ Charles A. Brizius Charles A. Brizius	Director

/s/ William P. Carmichael William P. Carmichael	Director

/s/ John S. Lupo John S. Lupo	Director

/s/ Scott A. Schoen Scott A. Schoen	Director

/s/ Barbara S. Thomas Barbara S. Thomas	Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Agreement and Plan of Merger dated as of January 3, 2005 by and among Rayovac Corporation, Lindbergh Corporation and United Industries Corporation (filed by incorporation by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on January 4, 2005)

4.1*	Form of Specimen Stock Certificate

4.2	Amended and Restated Articles of Incorporation of Spectrum Brands, Inc. (filed by incorporation by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005 filed with the SEC on May 13, 2005)

4.3	Amended and Restated By-Laws of Spectrum Brands, Inc. (filed by incorporation by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005 filed with the SEC on May 13, 2005)

4.4	Shareholders’ Agreement dated as of January 3, 2005 by and between Rayovac Corporation and UIC Holdings, L.L.C. (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on January 4, 2005)

4.5	Registration Rights Agreement dated as of February 7, 2005 by and among Rayovac Corporation and certain former shareholders of United Industries Corporation (filed by incorporation by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on February 11, 2005)

4.6	Standstill Agreement dated as of February 7, 2005 by and between Rayovac Corporation, Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Thomas H. Lee Partners, L.P. and Thomas H. Lee Advisors, L.L.C. (filed by incorporation by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on February 11, 2005)

5.1*	Opinion of James T. Lucke, Esq.

23.1*	Consent of KPMG LLP, an independent registered public accounting firm

23.2*	Consent of James T. Lucke, Esq. (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this Registration Statement)

*	Filed herewith.